UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C-AR

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

- ☐ Form C: Offering Statement
- ☐ Form C-U: Progress Update
- ☐ Form C/A: Amendment to Offering Statement
    - ☐ Check box if Amendment is material and investors must reconfirm within five business days.
- ☑ Form C-AR: Annual Report
- ☐ Form C-AR/A: Amendment to Annual Report
- ☐ Form C-TR: Termination of Reporting

Name of issuer
PADL Holdings Inc

Legal status of issuer

      Form
      Corporation

      Jurisdiction of Incorporation/Organization
      Delaware

      Date of organization
      April 27, 2017

Physical address of issuer
951 Crandon Blvd 491346, Key Biscayne, FL 33149

Website of issuer
https://www.padl.co/

Name of co-issuer
PADL I

Legal status of co-issuer

      Form

Limited Liability Company

Jurisdiction of Incorporation/Organization
Delaware

Date of organization
November 30, 2021

Physical address of co-issuer
4104 24th St. , PMB 8113, San Francisco, CA 94114

Website of co-issuer
wefunder.com

Current number of employees
7

	Most recent fiscal year-end (2022)	Prior fiscal year-end (2021)
Total Assets	$983,270.51	$165,037.00
Cash & Cash Equivalents	$253,555.41	$98,084.00
Accounts Receivable	$69,327.80	$3,496.00
Short-term Debt	-$62,718.78	$46,088.00
Long-term Debt	-$1,617,500.00	$1,120,727.00
Revenues/Sales	$256,404.89	$110,589.00
Cost of Goods Sold	-$88,960.83	$38,521.00
Taxes Paid	$0.00	$195,525.00
Net Income	-$370,818.60	-$519,514.00


April 21, 2023

FORM C-AR

PADL Holdings Inc




This Form C-AR (including the cover page and all exhibits attached hereto, the "Form C-AR) is being furnished by PADL Holdings Inc, a Delaware Corporation (the "Company," as well as references to "we," "us," or "our") for the sole purpose of providing certain information about the Company as required by the Securities and Exchange Commission ("SEC").

No federal or state securities commission or regulatory authority has passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the accuracy or completeness of any disclosure document or literature. The Company is filing this Form C-AR pursuant to Regulation CF (§ 227.100 et seq.) which requires that it must file a report with the Commission annually and post the report on its website at https://www.padl.co/ no later than 120 days after the end of each fiscal year covered by the report. The Company may terminate its reporting obligations in the future in accordance with Rule 202(b) of Regulation CF (§ 227.202(b)) by 1) being required to file reports under Section 13(a) or Section 15(d) of the Exchange Act of 1934, as amended, 2) filing at least one annual report pursuant to Regulation CF and having fewer than 300 holders of record, 3) filing annual reports for three years pursuant to Regulation CF and having assets equal to or less than $10,000,000, 4) the repurchase of all the Securities sold pursuant to Regulation CF by the Company or another party, or 5) the liquidation or dissolution of the Company.

The date of this Form C-AR is April 21, 2023.

THIS FORM C-AR DOES NOT CONSTITUTE AN OFFER TO PURCHASE OR SELL SECURITIES.

Forward Looking Statement Disclosure

This Form C-AR and any documents incorporated by reference herein or therein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C-AR are forward-looking statements. Forward-looking statements give the Issuers' current reasonable expectations and projections relating to their respective financial conditions, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current

facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C-AR and any documents incorporated by reference herein or therein are based on reasonable assumptions the Issuers have made in light of their industry experience, perceptions of historical trends, current conditions, expected future developments and other factors they believe are appropriate under the circumstances. As you read and consider this Form C-AR, you should understand that these statements are not guarantees of performance or results. They involve risks, uncertainties (many of which are beyond the Issuers' control) and assumptions. Although the Issuers believe that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect their actual operating and financial performance and cause their performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize, or should any of these assumptions prove incorrect or change, the Issuers' actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Any forward-looking statement made by either of the Issuers in this Form C-AR or any documents incorporated by reference herein or therein speaks only as of the date of this Form C-AR. Factors or events that could cause our actual operating and financial performance to differ may emerge from time to time, and it is not possible for the Issuers to predict all of them. The Issuers undertake no obligation to update any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by law.

Table of Contents

About this Form C-AR

You should rely only on the information contained in this Form C-AR. We have not authorized anyone to provide you with information different from that contained in this Form C-AR. You should assume that the information contained in this Form C-AR is accurate only as of the date of this Form C-AR, regardless of the time of delivery of this Form C-AR. Our business, financial condition, results of operations, and prospects may have changed since that date.

Statements contained herein as to the content of any agreements or other document are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents.

SUMMARY

The following summary is qualified in its entirety by more detailed information that may appear elsewhere in this Form C-AR and the Exhibits hereto.

PADL Holdings Inc (the "Company") is a Delaware Corporation, formed on April 27, 2017. The Company was formerly known as FAK Holdings LLC and PADL Holdings LLC .

The Company is located at 951 Crandon Blvd 491346, Key Biscayne, FL 33149.

The Company's website is https://www.padl.co/.

The information available on or through our website is not a part of this Form C-AR.

PADL I (the "Co-Issuer") is a Delaware Limited Liability Company, formed on November 30, 2021.

The Co-Issuer is located at 4104 24th St., PMB 8113, San Francisco, CA 94114.

The Co-Issuer's website is wefunder.com.

The information available on or through our website is not a part of this Form C. In making an investment decision with respect to our Securities, you should only consider the information contained in this Form C.

The Business

The Company offers self-service paddle board rentals similar to how Citibikes does for bikes.

RISK FACTORS

Risks Related to the Company's Business and Industry

The development and commercialization of the Company's products and services are highly competitive. It faces competition with respect to any products and services that it may seek to develop or commercialize in the future. Its competitors include major companies worldwide. The Sports Equipment Rental market is an emerging industry where new competitors are entering the market frequently. Many of the Company's competitors have significantly greater financial, technical and human resources and may have superior expertise in research and development and marketing approved services and thus may be better equipped than the Company to develop and commercialize services.

These competitors also compete with the Company in recruiting and retaining qualified personnel and acquiring technologies. Smaller or early stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. Accordingly. the Company's competitors may commercialize products more rapidly or effectively than the Company is able to, which would adversely affect its competitive position, the likelihood that its services will achieve initial market acceptance and its ability to generate meaningful additional revenues from its products and services.

The Company's expenses will significantly increase as they seek to execute their current business model.
Although the Company estimates that it has enough runway until end of year, they will be ramping up cash burn to promote revenue growth, further develop R&D, and fund other Company operations after the raise. Doing so could require significant effort and expense or may not be feasible.

The outbreak of the novel coronavirus, COVID-19, has adversely impacted global commercial activity and contributed to significant declines and volatility in financial markets.

The Company has a limited operating history and has been operating at net losses since inception.

The Company's operations and profitability are dependent upon its ability to acquire sufficient customers to support its operations.

Our future success depends on the efforts of a small management team.

The loss of services of the members of the management team may have an adverse effect on the company. There can be no assurance that we will be successful in attracting and retaining other personnel we require to successfully grow our business.

An Investor in the Company will likely hold a minority position in the Company and thus be limited as to its ability to control or influence the governance and operations of the Company.

The marketability and value of the Investor's interest in the Company will depend upon many factors outside the control of the Investor.

The Company will be managed by its officers and be governed in accordance, with the strategic direction and decision-making of its Board Of Directors, and the Investor will have no independent right to name or remove an officer or member of the Board Of Directors of the Company.

Following the Investor's investment in the Company, the Company may sell interests to additional investors, which will dilute the percentage interest of the Investor in the Company.

The Investor may have the opportunity to increase its investment in the Company in such a transaction, but such opportunity cannot be assured.

The amount of additional financing needed by the Company, if any will depend upon the maturity and objectives of the Company.

The declining of an opportunity or the- inability of the Investor to make a follow-on investment or the lack of an opportunity to make such a follow-on investment, may result in substantial dilution of the Investor's interest in the Company.

Additional issuances of securities

Following the Investor's investment in the Company. the Company may sell interests to additional investors, which will dilute the percentage interest of the Investor in the Company. The Investor may have the opportunity to increase its investment in the Company in such a transaction, but such opportunity cannot be assured. The amount of additional financing needed by the Company, if any, will depend upon the maturity and objectives of the Company. The declining of an opportunity or the inability of the Investor to make a follow-on investment, or the lack of an opportunity to make such a follow-on investment, may result in substantial dilution of the Investor's interest in the Company.

Issuer repurchases of securities

The Company may have authority to repurchase its securities from shareholders, which may serve to decrease any liquidity in the market for such securities, decrease the percentage interests held by other similarly situated investors to the Investor. and create pressure on the Investor to sell its securities to the Company concurrently.

A sale of the Issuer or of assets of the issuer

As a minority owner of the Company. the Investor will have limited or no ability to influence a potential sale of the Company or a substantial portion of its assets. Thus, the Investor will rely upon the executive management of the Company and the Board of Directors of the Company to manage the Company so as to maximize value for shareholders. Accordingly, the success of the Investor's investment in the Company will depend in large part upon the skill and expertise of the executive management of the Company and the Board of Directors of the Company. If the Board Of Directors of the Company authorizes a sale of all or a part of the Company, or a disposition of a substantial portion of the Company's assets, there can be no guarantee that the value received by the Investor, together with the fair market estimate of the value remaining in the Company, will be equal to or exceed the value of the Investor's initial investment in the Company.

Transactions with related parties.
The investor should be aware that there will be occasions when the Company may encounter potential conflicts of interest in its operations. On any issue involving conflicts of interest, the executive management and Board of Directors of the Company will be guided by their good faith judgement as to the Company's best interests. The Company may engage in transactions with affiliates, subsidiaries or other related parties, which may be on terms which are not arm's-length. but will be in all cases consistent with the duties of the management of the Company to its shareholders. By acquiring an interest in the Company, the Investor will be deemed to have acknowledged the existence of any such actual or potential conflicts of interest and to have waived any claim with respect to any liability arising from the existence of any such conflict of interest.

In addition to the risks listed above, businesses are often subject to risks not foreseen or fully appreciated by the management. It is not possible to foresee all risks that may affect us. Moreover, the Company cannot predict whether the Company will successfully effectuate the Company's current business plan. Each prospective Purchaser is encouraged to carefully analyze the risks and merits of an investment in the Securities and should take into consideration when making such analysis, among other, the Risk Factors discussed above.

BUSINESS

Description of the Business

The Company offers self-service paddle board rentals similar to how Citibikes does for bikes.

Business Plan - The Company

We've created a frictionless & self-service paddle sport experience to change the way you get out on the water. You'll no longer have to pay ultra-high rental prices to enjoy a healthy paddle boarding experience, go fishing, do yoga or even enjoy a casual date. Did you know that 3 out of 4 millennials would rather buy an experience over a physical good, and that 27% of Americans have an interest in trying paddle sports? This is a 22 billion dollar opportunity in the US alone that has grown 51% over the last year. PADL offers self-service paddle sport rentals that allow riders to rent paddle boards (and soon kayaks) right from their mobile phones. Unlike other alternatives, we offload the rental process onto our mobile app, and have our equipment located

in various waterfront locations, such as beaches, lakes, rivers and intercostals. PADL offers users an affordable and convenient opportunity to step into to paddle sports; this allows us to expand the market & democratize the sport for all. Our team is made up of lifelong water enthusiasts. While others were playing soccer, football, or baseball, we were paddling, fishing, and diving! PADL's founders are Andres Avello, who has led financial and strategic operations and software implementations and managed over $500 million in operating budgets. Khalil Khouri, who is an engineer with deep expertise in robotics, including the buildout of an underwater ROV for Boeing and development to market of various products, and Felipe Jauregui, who helped manage a $2 billion portfolio for a large private bank, and later moved to lead operations at a manufacturing startup. We make money by renting paddle sport equipment by the hour and offering subscriptions memberships. Our product aims to be like scooter rentals for paddle sports. The vision is to get everyone involved in outdoor activities by getting people out on the water. We have already developed our product, received a patent, signed up 7000+ riders, launched 21stations and are now working to deliver to our growing pipeline of 500+ stations. We created PADL to give everyone the opportunity to enjoy the bodies of water that surround them - beaches, lakes, and rivers are typically the most beautiful part of every town, and everyone should have access to enjoy them. We are already displaying strong growth and the curve continues to ramp. We're just getting started and every station we launch is operationally cashflow positive.

Business Plan - The Co-Issuer

PADL I (the "Co-Issuer") was formed by or on behalf of the Company on Delaware in Delaware and is operated as a "crowdfunding vehicle" pursuant to an exemption from the IC Act provided in IC Act Rule 3a-9. The Co-Issuer was formed for the sole purpose of directly acquiring, holding, and disposing of the Company's in one or more offerings made in compliance with Regulation Crowdfunding under the Securities Act.

In compliance with the Securities Act and IC Act, the Co-Issuer's organizational documents and agreements with the Company specify or contemplate that the Co-Issuer:

- Does not borrow money and is only permitted to use the proceeds from the sale of to purchase the Company's ;
- Will issue only one class of securities in one or more offerings under Regulation Crowdfunding in which it and the Company are deemed to be co-issuers under the Securities Act;
- Has received a written undertaking from the Company to fund or reimburse the expenses associated with its formation, operation, or winding up, will receive no other compensation, and any compensation paid to any person operating the Co-Issuer will be paid solely by the Company;
- Will maintain the same fiscal year-end as the Company;
- Will maintain a one-to-one relationship between the number, denomination, type and rights of it owns and the number, denomination, type and rights of its securities outstanding;
- Will seek instructions from the holders of with regard to:
  - ▢ If contemplated by the terms of the , the voting of the it holds, noting that is will only vote the in accordance with such instructions; and
  - ▢ Participating in tender or exchange offers or similar transactions conducted by the Company, noting that it will only participate in such transactions in accordance with such instructions;

- Has received and will, in the future, otherwise provide when received from the Company all disclosures and other information required under Regulation Crowdfunding;
- Will promptly provide disclosures and other information received by the Company to the investors and potential investors in the and to the relevant intermediary; and
- Will provide to each investor the right to direct the Co-Issuer to assert the rights under State and Federal law that the investor would have if he or she had invested directly in the Company and will provide to each investor any information that it receives from the Company as a shareholder of record of the Company.

History of the Business

PADL Holdings Inc (the "Company"), is a Delaware Corporation formed on September 10. 2021. The Company was initially organized as a limited liability company in Florida on April 27, 2017, under the name "FAK HOLDINGS LLC" and subsequently changed its name to 'PADL HOLDINGS LLC' on July 22, 2019, before eventually converting to a corporation in Florida under the name ·PADL HOLDINGS INC' on June 21, 2021.

The Company's Products and/or Services

Product / Service	Description	Current Market
Self-service paddle boards	Self-service paddle sport rentals	Outdoor recreation, wellness, and sustainability customers

We have already developed our product, received a patent, signed up 30,000+ riders, launched 30 stations, and are now working to deliver to our growing pipeline.

We offer our products through our self-service stations. With our stations positioned just steps from the water, enjoying oceans, lakes, and rivers has never been so accessible. To get you started you simply download the PADL app, accept the one-click waiver and unlock your board at the station of your choice. After that, you're ready to ride.

Competition

The Company's primary competitors are traditional rental shops.

If you want to own a paddle board or kayak, you'll need to invest over $1k for a quality product. Next, you'll need 7o figure out how and where you're going to store a 12 ft board that weighs over 30 pounds. Existing rental options consist of run-down mom-and-pop operations that are outdated and way overpriced-catering mostly to the tourist economy. Most rental experiences are painful- long lines, and slow, outdated checkout processes while you stand around in the sun.

Supply Chain and Customer Base

Although most components essential to the Company's business are generally available from multiple sources, a number of components are currently obtained from single or limited sources.

The Company's customers are primarily consumers interested in the outdoor recreation, wellness, and/or sustainability markets. There is a large market for the Company as over 27% of Americans have an interest in trying paddle sports.

Intellectual Property

Patents

Application or Registration #	Title	Description	File Date	Grant Date	Country
US 10,861,087	Apparatuses, systems and methods for watercraft locking, sharing and rental	Apparatuses, systems and methods for watercraft locking, sharing and rental	December 8, 2020	January 26, 2018	USA
US 11,295,376	Apparatuses, systems and methods for watercraft locking, sharing and rental	Apparatuses, systems and methods for watercraft locking, sharing and rental	April 5, 2022	January 26, 2018	

Trademarks

Application or Registration #	Goods / Services	Mark	File Date	Registration Date	Country
5739787	IC 009. US 021 023 026 036 038. G & S: Computer application software for mobile phones, namely, software for rental of paddle sport equipment; Computer hardware and software systems for a renting and locking system for paddle sport equipment. FIRST USE: 20170818. FIRST USE IN COMMERCE: 20180906	(4) STANDARD CHARACTER MARK	September 28, 2018	April 30, 2019	United States of America
5739787	IC 009. US 021 023 026 036 038. G & S: Computer hardware and recorded software systems for a renting and locking system for paddle sport equipment; Downloadable mobile	(3) DESIGN PLUS WORDS, LETTERS, AND/OR NUMBERS	June 9, 2022	April 30, 2019	United States of America

	applications for rental of paddle sport equipment. FIRST USE: 20170818. FIRST USE IN COMMERCE: 20180906 IC 042. US 100 101. G & S: Software as a service (SAAS) services featuring software for management of the rental and locking system for paddle sport equipment. FIRST USE: 20170818. FIRST USE IN COMMERCE: 20180906				

Governmental/Regulatory Approval and Compliance

The Company is subject to laws and regulations affecting its domestic operations in the areas of labor, advertising, digital content, consumer protection, billing, e-commerce, promotions, quality of services, telecommunications, mobile communications and media, intellectual property ownership and infringement, tax, import and export requirements, environmental, health and safety. Compliance with these laws, regulations and similar requirements may be onerous and expensive, and they may be inconsistent from jurisdiction to jurisdiction, further increasing the cost of compliance and doing business.

Litigation

There are no existing legal suits pending, or to the Company's knowledge, threatened, against the Company. There are no existing legal suits pending, or to the Co-Issuer's knowledge, threatened, against the Co-Issuer.

Other

The Company's principal address is 951 Crandon Blvd 491346, Key Biscayne, FL 33149

The Company conducts business in Florida.

DIRECTORS, OFFICERS AND EMPLOYEES

Directors of the Company

The directors or managers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years and their educational background and qualifications.

Name

Andres Avello

All positions and offices held with the Company and date such position(s) was held with start and ending dates

Director & CEO: Inception-Present

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

PADL: Co-founder and CEO, August 2017-Present

Education

Florida International University- Master of Business Admin, 2017

Officers of the Company

The officers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years and their educational background and qualifications.

Name

Andres Avello

All positions and offices held with the Company and date such position(s) was held with start and ending dates

Directory & CEO: Inception-Present

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

PADL: Co-founder and CEO, August 2017-Present

Education

Florida International University- Master of Business Admin, 2017

Name

Felipe Jauregui

All positions and offices held with the Company and date such position(s) was held with start and ending dates

COO: 2017-Present

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

PADL: Co-Founder and COO, August 2017-Present
Advanced Aerospace: Executive Vice President: August 2017-August 2021

Education

Villanova University- Bachelor of Business Admin, 2013

Name

Khalil Khouri

All positions and offices held with the Company and date such position(s) was held with start and ending dates

CPO: 2017-Present

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

PADL: 2017-Present Lipocosm: Jan. 2017-Jan. 2018

Education

Boston University- Bachelor of Science, Mechanical Engineering, 2014 Columbia University in the City of New York- MS, Mechanical Engineering, 2017

Indemnification

Indemnification is authorized by the Company to directors, officers or controlling persons acting in their professional capacity pursuant to Delaware law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

Employees of the Company

The Company currently has 7 employees in Florida, USA.

Indemnification

Indemnification is authorized by the Co-Issuer to directors, officers or controlling persons acting in their professional capacity pursuant to Delaware law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

CAPITALIZATION AND OWNERSHIP

Capitalization of the Company

The Company has issued the following outstanding Securities:

Type of security	Common Stock
Amount outstanding	7,500,000
Voting Rights	There are voting rights
Anti-Dilution Rights	No
How this Security may limit, dilute or qualify the Notes/Bonds issued pursuant to Regulation CF	The Securities issued pursuant to Regulation CF will be subject to dilution if/when the Company issues new shares of Common Stock.
Difference between this security and the	Common Stock have voting rights while the

Securities being issued pursuant to Regulation CF	Series A Preferred Stock issued pursuant to Regulation CF do not have voting rights.

Type of security	Pre-Seed Stock
Amount outstanding	2,500,000
Voting Rights	No voting rights
Anti-Dilution Rights	No
How this Security may limit, dilute or qualify the Notes/Bonds issued pursuant to Regulation CF	The Securities issued pursuant to Regulation CF will be subject to dilution if/when the Company issues new shares of Pre-Seed Stock.
Difference between this security and the Securities being issued pursuant to Regulation CF	Pre-Seed Stock do not have voting rights but have other rights different than the Series A Preferred Stock issued pursuant to Regulation CF.

Type of security	Series A Preferred Stock
Amount outstanding	138,574
Voting Rights	No voting rights
Anti-Dilution Rights	No
How this Security may limit, dilute or qualify the Notes/Bonds issued pursuant to Regulation CF	The Securities issued pursuant to Regulation CF will be subject to dilution if/when the Company issues new shares of Series A Preferred Stock
Difference between this security and the Securities being issued pursuant to Regulation CF	This is the Security issued pursuant to Regulation CF.

The Company has the following debt outstanding:

Type of debt	Convertible Notes
Amount outstanding	$12,500.00
Interest rate and payment schedule	9.0% per annum
Amortization schedule	N/A
Describe any collateral or security	N/A
Maturity date	August 17, 2022
Other material terms	N/A

Type of debt	Convertible Notes
Amount outstanding	$7,500.00
Interest rate and payment schedule	9.0% per annum
Amortization schedule	N/A
Describe any collateral or security	N/A
Maturity date	December 29, 2022
Other material terms	N/A

Type of debt	Convertible Notes
Amount outstanding	$22,500.00
Interest rate and payment schedule	9.0% per annum
Amortization schedule	N/A
Describe any collateral or security	N/A
Maturity date	January 28, 2023
Other material terms	N/A

Type of debt	Convertible Notes
Amount outstanding	$22,500.00
Interest rate and payment schedule	9.0% per annum
Amortization schedule	N/A
Describe any collateral or security	N/A
Maturity date	February 27, 2023
Other material terms	N/A

Type of debt	Convertible Notes
Amount outstanding	$15,000.00
Interest rate and payment schedule	9.0% per annum
Amortization schedule	N/A
Describe any collateral or security	N/A
Maturity date	April 3, 2023
Other material terms	N/A

Type of debt	Convertible Notes
Amount outstanding	$15,000.00
Interest rate and payment schedule	9.0% per annum
Amortization schedule	N/A
Describe any collateral or security	N/A
Maturity date	May 5, 2023
Other material terms	N/A

Type of debt	Convertible Notes
Amount outstanding	$22,500.00
Interest rate and payment schedule	9.0% per annum
Amortization schedule	N/A
Describe any collateral or security	N/A
Maturity date	April 28, 2023
Other material terms	N/A

Type of debt	Convertible Notes
Amount outstanding	$47,980.00
Interest rate and payment schedule	9.0% per annum
Amortization schedule	N/A
Describe any collateral or security	N/A
Maturity date	October 27, 2022
Other material terms	N/A

Type of debt	Convertible Notes
Amount outstanding	$16,100.00
Interest rate and payment schedule	9.0% per annum
Amortization schedule	N/A
Describe any collateral or security	N/A
Maturity date	March 5, 2023
Other material terms	N/A

Type of debt	Convertible Notes
Amount outstanding	$19,500.00
Interest rate and payment schedule	9.0% per annum
Amortization schedule	N/A
Describe any collateral or security	N/A
Maturity date	April 6, 2023
Other material terms	N/A

Type of debt	Convertible Notes
Amount outstanding	$14,400.00
Interest rate and payment schedule	9.0% per annum
Amortization schedule	N/A
Describe any collateral or security	N/A
Maturity date	May 4, 2023
Other material terms	N/A

Type of debt	Convertible Notes
Amount outstanding	$322,360.00
Interest rate and payment schedule	9.0% per annum
Amortization schedule	N/A
Describe any collateral or security	N/A
Maturity date	February 19, 2024
Other material terms	N/A

Type of debt	Convertible Notes
Amount outstanding	$30,000.00
Interest rate and payment schedule	9.0% per annum
Amortization schedule	N/A
Describe any collateral or security	N/A
Maturity date	March 22, 2024
Other material terms	N/A

Type of debt	Convertible Notes
Amount outstanding	$50,000.00
Interest rate and payment schedule	9.0% per annum
Amortization schedule	N/A
Describe any collateral or security	N/A
Maturity date	April 19, 2024
Other material terms	N/A

Type of debt	Convertible Notes
Amount outstanding	$50,000.00
Interest rate and payment schedule	9.0% per annum
Amortization schedule	N/A
Describe any collateral or security	N/A
Maturity date	May 5, 2024
Other material terms	N/A

Type of debt	Convertible Notes
Amount outstanding	$25,000.00
Interest rate and payment schedule	9.0% per annum
Amortization schedule	N/A
Describe any collateral or security	N/A
Maturity date	May 10, 2024
Other material terms	N/A

Type of debt	Convertible Notes
Amount outstanding	$45,000.00
Interest rate and payment schedule	9.0% per annum
Amortization schedule	N/A
Describe any collateral or security	N/A
Maturity date	May 11, 2024
Other material terms	N/A

Type of debt	Convertible Notes
Amount outstanding	$50,000.00
Interest rate and payment schedule	9.0% per annum
Amortization schedule	N/A
Describe any collateral or security	N/A
Maturity date	May 12, 2024
Other material terms	N/A

Type of debt	Convertible Notes
Amount outstanding	$5,000.00
Interest rate and payment schedule	9.0% per annum
Amortization schedule	N/A
Describe any collateral or security	N/A
Maturity date	May 20, 2024
Other material terms	N/A

Type of debt	Convertible Notes
Amount outstanding	$200,000.00
Interest rate and payment schedule	9.0% per annum
Amortization schedule	N/A
Describe any collateral or security	N/A
Maturity date	May 21, 2024
Other material terms	N/A

Type of debt	Convertible Notes
Amount outstanding	$10,000.00
Interest rate and payment schedule	9.0% per annum
Amortization schedule	N/A
Describe any collateral or security	N/A
Maturity date	July 19, 2024
Other material terms	N/A

Type of debt	Convertible Notes
Amount outstanding	$25,000.00
Interest rate and payment schedule	9.0% per annum
Amortization schedule	N/A
Describe any collateral or security	N/A
Maturity date	August 9, 2024
Other material terms	N/A

Type of debt	Convertible Notes
Amount outstanding	$50,000.00
Interest rate and payment schedule	9.0% per annum
Amortization schedule	N/A
Describe any collateral or security	N/A
Maturity date	September 25, 2024
Other material terms	N/A

Type of debt	Convertible Notes
Amount outstanding	$25,000.00
Interest rate and payment schedule	9.0% per annum
Amortization schedule	N/A
Describe any collateral or security	N/A
Maturity date	October 5, 2024
Other material terms	N/A

Type of debt	Convertible Notes
Amount outstanding	$15,000.00
Interest rate and payment schedule	9.0% per annum
Amortization schedule	N/A
Describe any collateral or security	N/A
Maturity date	October 8, 2024
Other material terms	N/A

Type of debt	Convertible Notes
Amount outstanding	$100,000.00
Interest rate and payment schedule	9.0% per annum
Amortization schedule	N/A
Describe any collateral or security	N/A
Maturity date	February 21, 2025
Other material terms	N/A

Type of debt	Convertible Notes
Amount outstanding	$30,000.00
Interest rate and payment schedule	9.0% per annum
Amortization schedule	N/A
Describe any collateral or security	N/A
Maturity date	April 11, 2025
Other material terms	N/A

Type of debt	Convertible Notes
Amount outstanding	$20,000.00
Interest rate and payment schedule	9.0% per annum
Amortization schedule	N/A
Describe any collateral or security	N/A
Maturity date	April 19, 2025
Other material terms	N/A

Type of debt	Convertible Notes
Amount outstanding	$50,000.00
Interest rate and payment schedule	9.0% per annum
Amortization schedule	N/A
Describe any collateral or security	N/A
Maturity date	May 11, 2025
Other material terms	N/A

Type of debt	Convertible Notes
Amount outstanding	$25,000.00
Interest rate and payment schedule	9.0% per annum
Amortization schedule	N/A
Describe any collateral or security	N/A
Maturity date	May 12, 2025
Other material terms	N/A

Type of debt	Convertible Notes
Amount outstanding	$30,000.00
Interest rate and payment schedule	9.0% per annum
Amortization schedule	N/A
Describe any collateral or security	N/A
Maturity date	May 15, 2025
Other material terms	N/A

Type of debt	Convertible Notes
Amount outstanding	$50,000.00
Interest rate and payment schedule	9.0% per annum
Amortization schedule	N/A
Describe any collateral or security	N/A
Maturity date	August 11, 2025
Other material terms	N/A

Type of debt	Convertible Notes
Amount outstanding	$50,000.00
Interest rate and payment schedule	9.0% per annum
Amortization schedule	N/A
Describe any collateral or security	N/A
Maturity date	August 15, 2025
Other material terms	N/A

Type of debt	Convertible Notes
Amount outstanding	$134,660.00
Interest rate and payment schedule	9.0% per annum
Amortization schedule	N/A
Describe any collateral or security	N/A
Maturity date	November 17, 2025
Other material terms	N/A

Type of debt	Convertible Notes
Amount outstanding	$10,000.00
Interest rate and payment schedule	9.0% per annum
Amortization schedule	N/A
Describe any collateral or security	N/A
Maturity date	August 25, 2025
Other material terms	N/A

We are in the process of converting the convertible notes into equity and some of the notes are passed term.

The total amount of outstanding debt of the company is $1,617,500.

The Company has conducted the following prior Securities offerings in the past three years:

Security Type	Number Sold	Money Raised	Use of Proceeds	Offering Date	Exemption from Registration Used or Public Offering
Series A Preferred Stock	138,574	$251,953.00	Working capital, general corporate uses, and marketing	August 26, 2022	Regulation CF

Crowd Note	115,200	$115,200.00	Offering expenses, PADL Stations, Sales and Marketing, Research and Development, General and Admin	December 11, 2020	Regulation CF
Convertible Notes	N/A	$16,100.00	General operations	March 1, 2020	Section 4(a) (2)
Convertible Notes	N/A	$14,400.00	General operations	May 1, 2020	Section 4(a) (2)
Convertible Notes	N/A	$322,360.00	General operations	February 1, 2021	Section 4(a) (2)
Convertible Notes	N/A	$30,000.00	General operations	March 1, 2021	Section 4(a) (2)
Convertible Notes	N/A	$50,000.00	General operations	April 1, 2021	Section 4(a) (2)
Convertible Notes	N/A	$50,000.00	General operations	May 1, 2021	Section 4(a) (2)
Convertible Notes	N/A	$25,000.00	General operations	May 1, 2021	Section 4(a) (2)
Convertible Notes	N/A	$50,000.00	General operations	May 1, 2021	Section 4(a) (2)
Convertible Notes	N/A	$45,000.00	General operations	May 1, 2021	Section 4(a) (2)
Convertible Notes	N/A	$5,000.00	General operations	May 1, 2021	Section 4(a) (2)
Convertible Notes	N/A	$200,000.00	General operations	May 1, 2021	Section 4(a) (2)
Convertible Notes	N/A	$10,000.00	General operations	July 1, 2021	Section 4(a) (2)
Convertible Notes	N/A	$25,000.00	General operations	August 1, 2021	Section 4(a) (2)
Convertible Notes	N/A	$50,000.00	General operations	September 1, 2021	Section 4(a) (2)

Convertible Notes	N/A	$25,000.00	General operations	October 1, 2021	Section 4(a) (2)
Convertible Notes	N/A	$15,000.00	General operations	October 1, 2021	Section 4(a) (2)

Ownership of the Company

The Company is owned by Felipe Jauregui, Khalil Khouri, Andres Avello, and Susana Leal Khouri.

Below the beneficial owners of 20% percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, are listed along with the amount they own.

Name	Percentage Owned
Felipe Jauregui	24.7%
Khalil Khouri	24.7%
Andres Avello	24.7%
Susana Leal-Khouri	24.7%

Capitalization of the Co-Issuer

The Co-Issuer has issued the following outstanding Securities: 138,574 Preferred Stock

The Co-Issuer does not have any debt outstanding.

The Co-Issuer has not conducted any offerings, exempt or not, in the past 3 years.

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C-AR and attached hereto in addition to the following information. Financial statements are attached hereto as Exhibit A.

Recent Tax Return Information (for year ending 12/31/2022)

Total Income	Taxable Income	Total Tax
-$370,818.60	$0.00	$0.00

Operations

The Company completed its seed round of financing and Crowdfund in 2022. Following the Offering, we should have enough liquidity to execute our business plan. We intend to be profitable by May 31, 2023.

The Company intends to achieve profitability in the next 12 months by deploying remaining inventory of self serve paddleboard stations and kayaks, and maintain or improve location specific performance metrics.

Liquidity and Capital Resources

On August 26, 2022 the Company conducted an offering pursuant to Regulation CF and raised $251,953.00.

On December 20, 2022 the Company conducted an offering pursuant to Regulation CF and raised $115,200.00.

The Company has the following sources of capital in addition to the proceeds from the Regulation CF Offering:

To date. the company has been financed with $326,953 in equity and $1,617,500 in convertibles.

We will likely require additional financing in excess of the proceeds from the Offering in order to rapidly grow the business.

Capital Expenditures and Other Obligations

The Company does not intend to make any material capital expenditures in the future.

Material Changes and Other Information

Trends and Uncertainties

The financial statements are an important part of this Form C-AR and should be reviewed in their entirety. The financial statements of the Company are attached hereto as Exhibit A.

Restrictions on Transfer

Any Securities sold pursuant to Regulation CF being offered may not be transferred by any Investor of such Securities during the one-year holding period beginning when the Securities were issued, unless such Securities were transferred: 1) to the Company or the Co-Issuer, 2) to an accredited investor, as defined by Rule 501(d) of Regulation D of the Securities Act of 1933, as amended, 3) as part of an Offering registered with the SEC or 4) to a member of the family of the Investor or the equivalent, to a trust controlled by the Investor, to a trust created for the benefit of

a family member of the Investor or the equivalent, or in connection with the death or divorce of the Investor or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother/father/daughter/son/sister/brother-in-law, and includes adoptive relationships. Remember that although you may legally be able to transfer the Securities, you may not be able to find another party willing to purchase them.

TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST

Related Person Transactions

From time to time the Issuers may engage in transactions with related persons. Related persons are defined as any director or officer of the Company or the Co-Issuer, as applicable; any person who is the beneficial owner of 10 percent or more of the outstanding voting equity securities of the Company or the Co-Issuer, as applicable,, calculated on the basis of voting power; any promoter of the Company or the Co-Issuer; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons.

The purchase of the Company's by the Co-Issuer in order to secure the Investor's indirect interest in the Company through the purchase by Investor's of the may be deemed to be a related party transaction by and among the Issuers of the Securities contemplated by this Offering.

In addition to the contemplated Offering, the Issuers have the following transactions with related persons:

Company Securities

Related Person/Entity	Khalil Khouri
Relationship to the Company	Founder
Total amount of money involved	$12,500.00
Benefits or compensation received by related person	
Benefits or compensation received by Company	Working Capital
Description of the transaction	Convertible Note

Related Person/Entity	Susana Leal-Khouri
Relationship to the Company	Family
Total amount of money involved	$75,000.00
Benefits or compensation received by related person	
Benefits or compensation received by Company	Working Capital
Description of the transaction	Priced Round

Related Person/Entity	Susana Leal-Khouri
Relationship to the Company	Family
Total amount of money involved	$7,500.00
Benefits or compensation received by related person	
Benefits or compensation received by Company	Working Capital
Description of the transaction	Convertible Note

Related Person/Entity	Susana Leal-Khouri
Relationship to the Company	Family
Total amount of money involved	$22,500.00
Benefits or compensation received by related person	
Benefits or compensation received by Company	Working Capital
Description of the transaction	Convertible Note

Related Person/Entity	Susana Leal-Khouri
Relationship to the Company	Family
Total amount of money involved	$22,500.00
Benefits or compensation received by related person	
Benefits or compensation received by Company	Working Capital
Description of the transaction	Convertible Note

Related Person/Entity	Susana Leal-Khouri
Relationship to the Company	Family
Total amount of money involved	$15,000.00
Benefits or compensation received by related person	
Benefits or compensation received by Company	Working Capital
Description of the transaction	Convertible Note

Related Person/Entity	Susana Leal-Khouri
Relationship to the Company	Family
Total amount of money involved	$22,500.00
Benefits or compensation received by related person	
Benefits or compensation received by Company	Working Capital
Description of the transaction	Convertible Note

Related Person/Entity	Susana Leal-Khouri
Relationship to the Company	Family
Total amount of money involved	$15,000.00
Benefits or compensation received by related person	
Benefits or compensation received by Company	Working Capital
Description of the transaction	Convertible Note

Related Person/Entity	Susana Leal-Khouri
Relationship to the Company	Family
Total amount of money involved	$16,100.00
Benefits or compensation received by related person	
Benefits or compensation received by Company	Working Capital
Description of the transaction	Convertible Note

Related Person/Entity	Susana Leal-Khouri
Relationship to the Company	Family
Total amount of money involved	$19,500.00
Benefits or compensation received by related person	
Benefits or compensation received by Company	Working Capital
Description of the transaction	Convertible Note

Related Person/Entity	Susana Leal-Khouri
Relationship to the Company	Family
Total amount of money involved	$14,400.00
Benefits or compensation received by related person	
Benefits or compensation received by Company	Working Capital
Description of the transaction	Convertible Note

Conflicts of Interest

To the best of our knowledge the Issuers have not engaged in any transactions or relationships, which may give rise to a conflict of interest with the Company or the Co-Issuer, their operations or its security holders.

OTHER INFORMATION

The Company has not failed to comply with the ongoing reporting requirements of Regulation CF § 227.202 in the past.

Bad Actor Disclosure

The Company is not subject to any Bad Actor Disqualifications under any relevant U.S. securities laws.
The Co-Issuer is not subject to any Bad Actor Disqualifications under any relevant U.S. securities laws.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C-AR and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

The issuer also certifies that the attached financial statements are true and complete in all material respects.

/s/Andres Avello
(Signature)

Andres Avello
(Name)

CEO
(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the co-issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

The co-issuer also certifies that the attached financial statements are true and complete in all material respects.

/s/Nicholas Tommarello
(Signature)

Nicholas Tommarello
(Name)

CEO of Wefunder
(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C-AR has been signed by the following persons in the capacities and on the dates indicated.

/s/Andres Avello
(Signature)

Andres Avello
(Name)

CEO
(Title)

4/24/23
(Date)

/s/Felipe Jauregui
(Signature)

Felipe Jauregui
(Name)

COO
(Title)

4/24/23
(Date)

/s/Khalil Khouri
(Signature)

Khalil Khouri
(Name)

CPO
(Title)

4/24/23
(Date)

Instructions.

1.   The form shall be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions. If there is a co-issuer, the form shall also be signed by the co-issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

2.   The name of each person signing the form shall be typed or printed beneath the signature.

Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

EXHIBITS

Exhibit A   Financial Statements of Company

EXHIBIT A

Financial Statements of Company

EXHIBIT A

Financial Statements of Company

	FY 2022
Cash	253,555
Accounts Receivable	69,328
Other Current Asset	99,278
Fixed Asset	461,186
Other Asset	89,924
TOTAL ASSETS	**973,271**
Accounts Payable	33,798
Credit Card	24,254
Other Current Liability	4,667
Long Term Liability	1,607,500
TOTAL LIABILITY	**1,670,219**
Equity	390,576
Retained Earnings	(1,087,524)
TOTAL EQUITY	**(696,948)**

Type	P&L Amount
Income	256,405
Cost of Goods Sold	(88,961)
Expense	(440,384)
Operating Income	**(272,940)**
Other Income	1,973
Other Expense	(34,210)
Research & Development	(29,199)
Depreciation Expense	(35,031)
Interest Expense	(1,264)
Tax Expense	(148)
Net Income	**(370,819)**